AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 22, 1999
                                             REGISTRATION NO. 333-
                               _______
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                           ________________
                               FORM S-3
                        REGISTRATION STATEMENT
                                UNDER
                      THE SECURITIES ACT OF 1933
                           ________________
                   OPTICAL COATING LABORATORY, INC.
        (Exact name of registrant as specified in its charter)

            DELAWARE                                  68-0164244
 (State or Other Jurisdiction of        (I.R.S. Employer Identification No.)
 Incorporation or Organization)


        2789 NORTHPOINT PARKWAY, SANTA ROSA, CALIFORNIA 95407
                            (707) 545-6440
  (Address, Including Zip Code, and Telephone Number, Including Area
          Code, of Registrant's Principal Executive Offices)

                           CHARLES J. ABBE
                PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   OPTICAL COATING LABORATORY, INC.
                        2789 NORTHPOINT PARKWAY
                     SANTA ROSA, CALIFORNIA 95407
                            (707) 545-6440
 (Name, Address, Including Zip Code, and Telephone Number, Including
                   Area Code, of Agent For Service)

                              COPIES TO:
                        JOHN V. ERICKSON, Esq.
                       Collette & Erickson LLP
                  555 California Street, Suite 4350
                   San Francisco, California 94104
                            (415) 788-4646

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES
                              EFFECTIVE.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                   CALCULATION OF REGISTRATION FEE


Title of Shares  Amount To Be   Proposed Maximum    Proposed     Amount Of
To Be Registered Registered     Offering Price      Aggregate    Reg. Fee
                                Per Share (a)       Offering
                                                    Price (a)
--------------------------------------------------------------------------
Common Stock,     129,285      $89.75              $11,603,329     $3,516
$.01 value per share

     (a) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on September 21, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


           SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 1999

PROSPECTUS
----------



                            129,285 SHARES

                   OPTICAL COATING LABORATORY, INC.

                             COMMON STOCK
                      _________________________


     This prospectus relates to 129,285 shares of our Common Stock that have been issued to certain former stockholders of OPKOR Inc. (the "Selling Stockholders") in connection with our acquisition of OPKOR Inc. Some of these stockholders may wish to sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions, and this prospectus allows them to do so. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page
15. We will not receive any of the proceeds from the sale of such shares but have agreed to bear the expenses of registration of the shares offered by this prospectus, which we estimate to be $3,516.

     Our Common Stock is traded on the Nasdaq Stock Market under the symbol OCLI. The average of the high and low prices of shares of


Common Stock as reported by the Nasdaq Stock Market on September 21, 1999 was $89.75 per share.
                        _____________________

    INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
               SEE "RISK FACTORS" BEGINNING ON PAGE 3.
                        _____________________

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        _____________________

          The date of this prospectus is September 22, 1999
                          TABLE OF CONTENTS

                                                                       PAGE
HOW TO GET INFORMATION ABOUT OCLI                                         2
INFORMATION INCORPORATED BY REFERENCE                                     2
THE COMPANY                                                               3
RECENT DEVELOPMENTS                                                       3
RISK FACTORS                                                              3
ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS                         13
USE OF PROCEEDS                                                          14
SELLING STOCKHOLDERS                                                     14
PLAN OF DISTRIBUTION                                                     15
LEGAL MATTERS                                                            16
EXPERTS                                                                  16

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY
JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.


                  HOW TO GET INFORMATION ABOUT OCLI

     OCLI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and therefore files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). You can inspect many of such reports, proxy and information statements and other information on the SEC's internet website at http://www.sec.gov.

     You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at Tel: 1-800-SEC-0330. You can also inspect and copy such reports, proxy and information statements and other information may also be inspected and copied at the following Regional Offices of the
SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. OCLI's common stock is listed on the Nasdaq National Market System, and you can inspect such reports, proxy and information statements and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This prospectus constitutes part of a registration statement on Form S-3 filed by OCLI with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to OCLI and the shares, you should refer to the registration statement either at the SEC's website or at the address set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

                      INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them into this prospectus, which means that we can include important information in this prospectus by referring you to documents previously filed with the SEC. Information we incorporate by reference is considered to be part of this prospectus, and information we file subsequently with the SEC will automatically supercede and update the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the Selling Stockholders have sold all the shares offered pursuant to this prospectus.

1.   Our annual report on Form 10-K for the fiscal year ended
     October 31, 1998, filed pursuant to Section 13(a) of the Exchange
     Act;

2. Our quarterly reports on Form 10-Q for the fiscal quarters ended January 31, 1999, April 30, 1999 and July 31, 1999, filed pursuant to Section 13(a) of the Exchange Act;

3.   Our current reports on Form 8-K dated November 18, 1998,
     December 22, 1998 and May 19, 1999, filed pursuant to Section 13(a) of the Exchange Act;

4.   Our proxy statement dated March 4, 1999, filed pursuant to
     Section 14 of the Exchange Act;

5. The description of our capital stock contained in our registration statement on Form 8-A, as amended by our amendment to the registration statement on Form 8-A/A filed on May 5, 1999; and

6. Our registration statement (Reg. No. 333-76853) filed on Form S-3 on April 22, 1999, as amended by our amendments to the registration statement on Form S-3 filed on May 7, 1999 and May 18, 1999 and the final prospectus filed pursuant to Rule
     424(b)(4) dated May 20, 1999.

     We will furnish to you without charge, upon written or oral request, a copy of any of the documents or information incorporated by reference herein, except for certain exhibits to such documents. Written or telephone requests should be directed to Agie Navarro, Assistant Secretary, Optical Coating Laboratory, Inc., 2789 Northpoint Parkway, Santa Rosa, California 95407-7397, Telephone: (707) 545-6440.

                             THE COMPANY

     We were incorporated in Delaware in 1948, reincorporated in California in 1963 and, in 1987, again reincorporated in Delaware. Together with our subsidiaries, we are engaged primarily in the design, development, manufacture and marketing of multi-layer optical thin film coated products and processes which are used to affect, manage and control light. Our principal offices and manufacturing facilities are at 2789 Northpoint Parkway, Santa Rosa, California 95407- 7397, Telephone: (707) 545-6440. We also have manufacturing facilities and distribution subsidiaries throughout Europe and parts of Asia. At July 31, 1999, we, including our subsidiaries, had approximately 1,459 employees.

                         RECENT DEVELOPMENTS

     We recently announced our unaudited financial results for our third quarter of fiscal 1999. For the three month period ended July 31, 1999, our revenues totaled $89.9 million, an increase of 33% over revenues of $67.4 million in the third quarter of fiscal 1998.

     Income from operations for the third quarter of fiscal 1999 totaled $9.5 million, which represents an increase of 48% over $6.4 million reported in the third quarter of fiscal 1998. Net income applicable to our common stock totaled $6.2 million, or $0.41 per share on a diluted basis, compared to $0.27 per share on a diluted basis for the third quarter of fiscal 1998.


                             RISK FACTORS

     You should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

     This prospectus contains forward-looking statements that involve known and unknown risks and uncertainties. These statements relate to our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

WE RELY HEAVILY ON JDS UNIPHASE FOR THE DESIGN, PACKAGING, ASSEMBLY, TESTING, DISTRIBUTION, SALES AND MARKETING OF CERTAIN OF OUR
TELECOMMUNICATIONS PRODUCTS.

 . We rely on JDS Uniphase to design, package, assemble, distribute, sell and market our products. Under the terms of our agreements, JDS Uniphase has primary responsibility for the design, packaging and assembly of WDM products covered by these agreements. JDS Uniphase also has exclusive sales, marketing and distribution responsibilities for such products. If JDS Uniphase is unable to successfully distribute, market and sell our products, we may be unable to find a substitute distribution, marketing or sales partner or develop these capabilities ourselves. We also rely on

  JDS Uniphase for significant financial and technical contributions to these programs.

 .  We lack control over management decisions. We share with JDS
  Uniphase the responsibility for making certain management decisions as they relate to the WDM products covered by the agreements. Certain decisions are made by a management committee that has equal representation from JDS Uniphase and ourselves. Our interests may not always be aligned. If we disagree with JDS Uniphase on specific matters or general program direction, a neutral party will make the decision. Such a decision may not be in our best interests.

 . Our share of profits could be reduced. Under our agreements with JDS Uniphase, if the majority of the WDM products covered by the agreements incorporate wavelength discrimination components not originating from us, our share of the profits under the agreements will be significantly reduced. In addition, we share any losses incurred under the agreements.

 .  JDS Uniphase can terminate our agreements or fail to perform. JDS
  Uniphase can terminate the agreements without cause beginning in 2015. If JDS Uniphase terminates the agreements or fails to provide adequate resources to the program, we cannot be certain that we could obtain substitute resources or a substitute partner to commercialize our products.

 . JDS merged with Uniphase. We cannot be certain what effect, if any, this merger will have on us.

WE RELY EXCLUSIVELY ON SICPA'S USE OF OUR LIGHT INTERFERENCE PIGMENTS TO PRODUCE OPTICALLY VARIABLE INK FOR THE SECURITY MARKET.

We have a strategic alliance with SICPA for the marketing and sale of our light interference pigments used in connection with currency, stamps, credit cards, passports and other specified value documents. Under a license and supply agreement, we rely exclusively on SICPA to market and sell these products worldwide. We currently do not plan to develop our own marketing and sales organization for our light interference pigments for use in connection with such value documents. SICPA has the right to terminate the agreement if we breach it. If SICPA terminates our agreement or if it is unable to successfully market and sell our light interference pigments for the applications covered by the agreement, our business may be harmed and we may be unable to find a substitute marketing and sales partner or develop these capabilities ourselves. Also, if SICPA fails to meet its minimum purchase requirements under the agreement for any reason, our operating results would be adversely affected.

WE MUST KEEP PACE WITH CHANGING TECHNOLOGICAL AND CUSTOMER
REQUIREMENTS TO REMAIN COMPETITIVE.

The market for our products, particularly in the telecommunications and display markets, is characterized by the existence of many competing technologies, rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products could be rendered obsolete if we fail to remain competitive in any of these ways. We have also found that the life cycles of our products are difficult to estimate, primarily because they may vary according to the particular application or vertical market segment. We believe that our future success will depend upon our ability to continue to enhance our current product line while we develop and introduce new products that keep pace with competitive and technological developments. We also must introduce these products in a timely manner to meet our customers' changing needs. These developments require us to continue to make substantial product development investments. Because of these and other market conditions, we can not be certain that we will be able to make the technological improvements or the research investments necessary to offer our products in a timely or effective manner.

We expect that new technologies will emerge as competition in the telecommunications equipment industry increases and the need for higher and more cost-effective bandwidth transmission expands. If alternatives to our thin film filter-based products, such as products based on planar waveguide, fiber grating or any other technologies, are adopted by our customers, our telecommunications business would suffer.

The light interference pigments market is also susceptible to changing technology and customer requirements. Growth in the demand for our ChromaFlairR product within the consumer markets will depend upon our ability to develop a more cost-effective process to manufacture our light interference pigment products. Also, the trend toward electronic currency, such as pre-paid or "smart cards," may decrease the market for our light interference pigments used on paper currency.

WE DEPEND ON THE TELECOMMUNICATIONS INDUSTRY FOR GROWTH IN THE SALES OF OUR WDM AND SATELLITE PRODUCTS.

Our ability to grow our WDM and satellite products businesses depends in part on the continued growth and success of the telecommunications industry. Recently, telecommunications markets around the world have been deregulating and opening to global competition. This deregulation generally has resulted in increased competition and demand for telecommunications products and services. Additionally, the growing volume of data, voice and video traffic has increased bandwidth demand. These trends have driven increased demand for our WDM and satellite products. However, such trends may not continue in a manner that is favorable to us.

The rate at which long distance carriers and other fiber optic network operators have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and may continue to fluctuate in the future. These fluctuations may result in reduced demand for new or upgraded fiber optic systems that utilize our products. We can not be certain that technological or other developments in the telecommunications industry will favor growth in the markets served by our products. Moreover, as the telecommunications industry consolidates and realigns to accommodate technological and other developments, there is a risk that certain of our customers and telecommunication service providers may consolidate or align themselves together in a manner adverse to our business interests.

Growth of our satellite component business depends on growth in the number of satellite launches. In 1999, 2000, 2003 and 2004, the number of launches per year are expected to decrease from 1998 figures.
Continuation of this trend would have an adverse effect on our satellite business.

WE DEPEND ON THE PROJECTION DISPLAY AND FLAT PANEL DISPLAY MARKETS FOR GROWTH IN THE SALES OF OUR DISPLAY PRODUCTS.

Our ability to grow our display products business depends significantly on the continued growth and success of the projection and flat panel display markets. Advances in the technology used in computer monitors, televisions, conference room projectors and other display devices have led to increased demand for flat panel displays and projection displays. We cannot be certain that growth in these markets will continue or that technological or other changes in this industry will result in continued growth. In addition, the display market is subject to pricing pressure, consolidation and realignment as industry participants try to position themselves to take advantage of the changing competitive landscape. There is a risk that any consolidations and realignments may adversely affect our business, and pricing pressure will adversely affect our operating results.

WE DEPEND ON OUR OEM CUSTOMERS FOR THE SALE OF OUR PRODUCTS AND FOR INFORMATION RELATING TO THE DEVELOPMENT OF NEW PRODUCTS.

We sell a substantial portion of our products to a relatively small number of original equipment manufacturers (OEMs). The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the OEM products into which our products are incorporated. We have no control over the shipping dates or volume of products shipped by our OEM customers, and we cannot be certain that our OEM customers will continue to ship products that incorporate our products at current levels or at all. Failure of these OEMs to achieve significant sales of products incorporating our products and fluctuations in the timing and volume of such sales could be harmful to our business. In addition, failure of our OEM customers to inform us of changes in their production needs in a timely manner can hinder our ability to effectively manage our business.

In addition, we rely on our OEM customers to inform us of opportunities to develop new products that serve end user demands. If our OEM customers do not present us with market opportunities early enough for us to develop products to meet end user needs in a timely fashion or if the OEMs fail to anticipate end user needs at all, we may fail to develop new products or modify our existing products for our end user markets. In addition, if our OEM customers fail to accurately anticipate end user demands, we may spend resources on products that are not commercially successful.

ACQUIRING COMPLEMENTARY COMPANIES WILL EXPOSE US TO ADDITIONAL RISKS.

From time to time, we intend to acquire companies with products and services complementary to our own that we believe can help us commercialize our products quickly and efficiently. These acquisitions and any future acquisitions will expose us to increased risks and costs, including the following:

 .  failure to retain customers;

 .  integrating new operations and technologies;

 .  assimilating and retaining new personnel; and

 . diverting financial and management resources from existing operations.

We may not be able to generate sufficient profits from any of these acquisitions to offset the associated acquisition costs. We will also be required to maintain uniform standards of quality and service, controls, procedures and policies. We may have difficulty assimilating and maintaining uniformity over Opkor's operations because it is located in Rochester, New York, which is far from our California headquarters. Our failure to maintain any of these standards may hurt relationships with customers, employees and new management personnel. In addition, our future acquisitions may result in additional stock issuances that could be dilutive to our stockholders.

WE MAY NOT BE ABLE TO ENTER INTO STRATEGIC ALLIANCES TO EFFECTIVELY COMMERCIALIZE OUR PRODUCTS.

As we develop optical products, we often rely on strategic alliances with other companies in a particular market to commercialize our products in a timely or effective manner. Our current strategic alliance partners provide us with assistance in the marketing, sales and distribution of our diverse line of products. We may be unable to find appropriate strategic alliances in markets in which we have little experience, which could prevent us from bringing our products to market in a timely manner, or at all. In our decorative pigments business, we may form alliances that would help us penetrate the automotive and other industries. If we do not enter into effective alliances, our ChromaFlairR products may not achieve satisfactory market penetration.

OUR FAILURE TO MANAGE GROWTH COULD ADVERSELY AFFECT US.

The recent accelerated growth of our business has placed, and is expected to continue to place, a strain on our limited personnel, management and other resources. In particular, the growth of our telecommunications business related to fiber optic networks and our light interference pigments business related to security and value documents has required us to allocate significantly increased amounts of manufacturing capabilities, personnel and other resources to those markets. In addition, our ability to manage and allocate resources is complicated by the number, diversity and complexity of our product lines. Our management, personnel, systems, procedures and controls may be inadequate to support our existing and future operations. If required to manage future growth, the implementation of management systems can be time consuming and costly. In order to manage future growth effectively, we will need to attract, train, integrate, motivate, manage and retain employees successfully to continue to improve our operational, financial and management systems.

WE MUST MANAGE OUR MANUFACTURING OPERATIONS AND FACILITIES EFFECTIVELY TO MEET CHANGING CAPACITY REQUIREMENTS.

We currently manufacture all of our products at our facilities in Santa Rosa, California, Hillend, Scotland, Atsugi, Japan and Rochester, New York. We are currently experiencing manufacturing capacity constraints and we are in the process of expanding our manufacturing capacity at some of these facilities. In addition, many of our customers have requested that we build manufacturing capabilities that are near or on their facilities to provide just-in-time production capabilities. If our plans to expand our manufacturing capacity are not implemented on a timely basis, we could face production shortfalls. In addition, we may be required to make additional capital investments in new or existing manufacturing facilities. Rapid increases in production levels to meet unanticipated demand could result in higher costs for components and subassemblies and higher overtime costs and other expenses. These higher expenditures could lower our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also lower our margins.

In order to meet forecasted demand, we will need to increase our manufacturing capability for light interference pigments. We currently intend to begin operating our third light interference pigment production machine in the middle of 2000. In the past, we have experienced significant problems during the initial phases of operating a new machine, which required us to take substantial write-offs of inventory and incur substantial expenses to solve these problems. If we encounter similar problems with this new machine, our production capability and our operating results will suffer.

Many of our machines are the only manufacturing sources for particular products and are running at or near capacity. We do not have plans to develop redundancy for much of our production capability. Therefore, a breakdown or catastrophic damage to certain machines would severely and adversely affect our business. In addition, it can take up to two years to replace certain production machines.

We are expanding our manufacturing capabilities and expending capital in anticipation of a level of customer orders that may not be achieved. If demand falls below our forecast, we could have excess production or excess capacity. Excess production could result in higher inventories of our products. If we were unable to sell these inventories, we would be forced to write off such inventories as obsolete products. Excess manufacturing capacity could lead to higher production costs and lower margins.

We have in the past and may in the future experience difficulties in the management of our manufacturing facilities located overseas because of the distance from our headquarters and difference in time zone. To the extent that we expand our overseas manufacturing capabilities, these issues will be increased.

OUR OPERATING RESULTS MAY FLUCTUATE.

Our quarterly revenues and bookings are likely to fluctuate significantly in the future due to a number of factors, many of which are outside our control. Factors that could affect our revenues and bookings include the following:

 . variations in the size or timing of orders and shipments of our products;

 .  new product introductions by competitors;

 .  delays in introducing new products or components;

 .  delays of orders forecasted by our customers;

 . just in time manufacturing processes and consignment inventory for key customers that may delay the scheduling of orders;

 .  delays in planned manufacturing capacity upgrades;

 . delays by our customers in the completion of upgrades of telecommunications infrastructure;

 . variations in capital spending budgets of telecommunications service providers; and

 . delays in obtaining regulatory approval for commercial deployment of certain telecommunications and other products.

A significant portion of our operating expenses are relatively fixed in nature. Changes in revenue may cause significant fluctuations in our operating results from quarter to quarter.

To achieve our revenue objectives, we depend on obtaining orders for shipment in the same quarter. Furthermore, our agreements with our customers generally do not contain binding purchase commitments and provide that our customers may change delivery schedules and cancel orders within specified timeframes without significant penalty. We generally recognize revenue upon shipment of products to the customer except in the case of JDS Uniphase, where we recognize revenue upon shipment by JDS Uniphase to their customers. Refusal of customers or end users to accept shipped products, returns of shipped products or delays or difficulties in collecting accounts receivable could result in significant charges against income. We may be unable to obtain sufficient orders in any quarter, or anticipate the cancellation or deferral of such orders in a quarter.

We have experienced and expect to continue to experience seasonality in our business. Our sales have been affected by a seasonal decrease in demand in the last quarter of each calendar year, which coincides with the first quarter of our fiscal year, due to year-end fluctuations in orders and operations of our customers, a fewer number of workdays during the winter holiday season, and the significant seasonality of consumer electronics products for which we provide components. We expect this trend to continue, although other trends may emerge. These trends, or other fluctuations in the timing of customer orders, may cause quarterly or annual fluctuations.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS IN CERTAIN INDUSTRIES.

    We believe that a substantial majority of our revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, we believe that sales to these customers will be focused on a small number of applications. The loss of a significant customer for any reason or reduced production by a customer, could result in a significant loss of revenue. In addition, some of our products are sold to customers in industries, such as consumer products, that experience significant fluctuations in demand based on economic conditions, consumer demand and other factors that are beyond our control. There can be no assurance that we will be able to increase or maintain our levels of sales in periods of economic stagnation or downturn. In the past, OEMs have reduced the amount of purchases of our products in an effort to reduce their costs in response to economic crises.

WE ARE DEPENDENT ON KEY SUPPLIERS OF RAW MATERIALS.

     We manufacture all of our products using materials procured from third-party suppliers. Certain of these materials are obtained from a single source and others are available from limited sources. In addition, some of the components are custom parts produced to our specifications. For example, we currently rely on Corning Incorporated to supply a special grade microsheet flat glass that is used in some of our products. Other materials are procured from single-source suppliers even though other suppliers are available. Any interruption in the operations of vendors of single-sourced materials could adversely affect our ability to meet our scheduled product deliveries to customers. Delays in key component or product deliveries may occur due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such supplier or a limitation in component product availability. If we are unable to obtain a sufficient supply of materials from our current sources, we could experience difficulties in obtaining alternative sources quickly or in altering product designs to use alternative materials. Resulting delays or reductions in product shipments could damage customer relationships. Further, a significant increase in the price of one or more of these materials could have a material adverse effect on our operating results.

     In addition, we are an extremely large consumer of electricity. Unforeseen increases in the cost of electricity or interruptions or reductions in our current supply of electricity could materially affect our ability to manufacture our products in a cost-effective or timely manner.

THE SALES CYCLE FOR OUR PRODUCTS IS LENGTHY AND SUBJECT TO DELAYS
BEYOND OUR CONTROL, WHICH MAY ADVERSELY IMPACT OUR RESULTS OF
OPERATIONS.

     The sales cycle associated with our products typically is lengthy, often lasting three to fifteen months. Our customers usually conduct significant technical evaluations of our products prior to the commitment of capital and other resources. In addition, purchasing decisions may be delayed because of our customers' internal budget approval procedures. Furthermore, end users of our products may have lengthy testing and approval processes that will delay purchases of our products by our customers. For example, countries adopting security measures for their currency often will consider and test alternatives to our light interference pigments prior to making a purchasing decision. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could be materially adversely affected.


WE ARE DEPENDENT ON KEY PERSONNEL WITH EXPERTISE IN THE MANAGEMENT OF
LIGHT.

     Due to the specialized nature of our business, we are highly dependent on the continued service of, and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel in the area of light management. The competition for such personnel is intense. The loss of any key employees or management could have a material adverse effect on our business and operating results. In addition, if we are unable to hire additional qualified personnel as needed, we may not be able to adequately manage and complete our existing sales commitments and to bid for and execute additional sales. We may not be able to continue to attract and retain the qualified personnel necessary for the development of our business.

     We must provide significant training for our growing employee base due to the highly specialized nature of our technological expertise in the area of light management and thin film optical coating. Our current engineering personnel may be inadequate, and we may fail to assimilate and train new employees successfully. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in thin film optical coating and fiber optics, are in high demand. Once trained, our employees may be hired by our competitors.

     We do not have "key person" insurance coverage for the loss of any of our employees. Any officer or employee of our company can terminate his or her relationship with us at any time. Except for three employees of our OPKOR Inc. subsidiary, none of our employees are bound by any non-competition agreements with us.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENTAL AND INDUSTRY REGULATIONS, CERTIFICATIONS AND APPROVALS.

     The commercialization of our products may be delayed or made more costly due to required government and industry approval processes. In the past, the United States federal government has attempted to restrict the export of our satellite-related products to certain foreign countries for reasons of national security. Development of applications for our ChromaFlairR products may require significant testing that could delay our sales. For example, certain uses in cosmetics may be regulated by the Food and Drug Administration, which has extensive and lengthy approval processes. Durability testing by the automobile industry of our pigments used with automotive paints can take up to three years. If we change a product for any reason including technological changes or changes in the manufacturing process, prior approvals or certifications may be invalid and we may need to go through the approval process again. Additionally, some of our telecommunications products may need to obtain Bellcore certification. This certification process can last six months or longer. If we are unable to obtain these or other government or industry certifications in a timely manner, or at all, our results could be adversely affected.

THERE ARE MANY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We expect sales to customers outside of the United States to continue to represent a significant percentage of our revenues for the foreseeable future. International sales are subject to a number of risks, including the following:

 .  changes in foreign government regulations and standards;

 . export license requirements, tariffs, taxes and other trade barriers;

 . requirements or preferences of foreign nations for domestic products;

 .  fluctuations in currency exchange rates relative to the U.S.
   dollar;

 .  difficulty in collecting accounts receivable;

 .  difficulty in managing foreign operations; and

 .  political and economic instability.

     If our customers or end users of our products are impacted by currency devaluations or general economic crises, such as the economic crisis currently affecting many Asian and Latin American economies, their ability to purchase our products could be materially adversely affected. Payment cycles for international customers typically are longer than those for customers in the United States. Foreign markets for our products may develop more slowly than currently anticipated for a variety of reasons. These reasons include environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment.

WE HAVE SIGNIFICANT EXPOSURE TO FOREIGN INVESTMENTS.

     We have significant capital investments in Scotland and Japan. We record changes in the value of those countries' currencies relative to the U.S. dollar as direct charges or credits to equity. In addition to our manufacturing operations in Scotland and Japan, we also have a sales presence in other European and Asian countries. A significant weakening of the currencies in Europe or Asia in relation to the U.S. dollar could reduce the reported results of those operations. In addition, our export sales could be subject to competitive price pressures if the U.S. dollar was to strengthen compared to the currency of foreign competitors.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS.

     Our success and ability to compete are significantly dependent on our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in our products. Our pending patent applications may not be granted. Even if they are granted, the claims covered by the patents may be reduced from those included in our applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be broad enough to prevent third parties from developing equivalent technologies or products. We have entered into confidentiality and invention assignment agreements with our employees, and we enter into non-disclosure agreements with some of our suppliers, distributors and customers so as to limit access to and disclosure of our proprietary information. These statutory and contractual arrangements may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. In addition, the laws of some foreign countries might not protect our products or intellectual property rights to the same extent as do the laws of the United States. Protection of our intellectual property might not be available in every country in which our products might be manufactured, marketed or sold.

WE MAY BE SUBJECT TO FUTURE CLAIMS OF INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

     We may in the future receive notices of claims of infringement of other parties' patent, trademark, copyright and other intellectual property rights. Any such claims, even those without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or cause us to enter into unfavorable royalty or licensing agreements. The assertion of such claims could have a material adverse effect on our business.

OUR INDUSTRIES ARE HIGHLY COMPETITIVE WITH MANY ESTABLISHED
COMPETITORS, WHO MAY INCLUDE OUR CUSTOMERS, STRATEGIC ALLIANCE
PARTNERS AND SUPPLIERS.

     The markets for our products are intensely competitive and characterized by rapidly changing technology. We currently experience competition from numerous companies in each of the markets in which we participate.

     In the fiber optic communications market, we face competition from E-Tek Dynamics, Inc. and DiCon Fiberoptics, Inc., as well as other WDM component vendors for the sale of WDM products. In the optical switch markets, we will compete with these same companies, and potentially with JDS Uniphase, our strategic partner for our WDM business. In the satellites market, we compete with Pilkington Aerospace, a division of Pilkington plc.

     We face competition with our light interference pigments in the security and value documents market from alternative technologies such as holograms, embedded threads and watermarks. In the decorative applications market for our light interference pigments, we compete with providers of lower cost, lower performance special effects pigments such as BASF AG and Merck KGaA. These companies are also important customers for decorative pigments.

     In the display market, we have a large number of domestic and foreign competitors for our Glare/GuardR anti-glare optical filters. Companies that purchase coated glass and assemble and sell filters in competition with us include Fellowes Manufacturing Company, Polaroid

Corporation, ACCO Brands, Inc. and Minnesota Mining and Manufacturing Company (3M). Certain of these companies purchase private label products from us for resale in competition with our Glare/GuardR product line. In the flat panel display market, we face competition from Japanese coating companies such as Nidek Co., Ltd., Toppan Printing Co., Ltd. and Tore. In projection display components, our competition includes Viratec Thin Films, Inc., Balzers and Leybold Group, Nitto Optical Co., Ltd., Nikon Corporation and Fuji Photo-Optical.

     Competitors in any portion of our business are also capable of rapidly becoming competitors in other portions of our business. Our existing and potential customers are often our current and potential competitors. These companies may develop or acquire additional competitive products or technologies in the future and thereby reduce or cease their purchases from us. Additionally, we compete with large, diversified companies such as BASF and Merck KGaA that are also our suppliers. We may also face competition in the future from these and other parties that develop fiber optic components based upon the technologies similar to or different from the technologies employed by us.

     We expect competition in general to intensify substantially, particularly in the expanding telecommunications and special effects pigments markets. We further expect competition to be broadly based on varying combinations of manufacturing capacity, ability to deliver products on time, and technical features, each of which may render our existing products non-competitive, obsolete or unmarketable. The development of new high-precision products is a complex and uncertain process requiring high levels of innovation and highly skilled assembly and manufacturing processes, as well as the accurate anticipation of technological and market trends. Many of our competitors have substantially greater financial, technical, manufacturing, marketing and other resources with which to develop new technologies and to promote their products. We may be unable to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis. We also may be unable to respond effectively to product announcements by competitors, technological changes or emerging industry standards. We also face competition from numerous smaller companies.

OUR STOCK PRICE IS AT OR NEAR ITS HISTORICAL HIGH AND MAY FLUCTUATE
SIGNIFICANTLY.

        The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

 .     failure to meet securities analysts' estimates;

 .     changes in financial estimates by securities analysts;

 .     conditions, trends or announcements in the telecommunications, light interference pigment products, display, office automation or aerospace and instrumentation industry;

 .     announcements of technological innovations by us or our
      competitors;

 .     new products or services offered by us or our competitors;

 .     announcements of significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

 .     additions or departures of key personnel;

 .     sales of common stock;

 .     accounting pronouncements or changes in accounting rules that affect our financial statements; and

 .     other events or factors that may be beyond our control.

     In addition, the stock markets in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Our stock is particularly susceptible to market fluctuations because of the small number of shares of our stock available on the public market. Furthermore, the trading price of our common stock is at or near historical highs and our price-to-earnings multiple is substantially above historical levels. Our trading price and multiple may not be sustained. Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. Litigation like this, if instituted, could result in substantial costs and a diversion of management's attention and resources.

WE FACE RISKS RELATING TO THE YEAR 2000 ISSUE.

     The "Year 2000" issue is the result of computer programs that were written using two digits rather than four digits to define the applicable year. If our computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as 1900 rather than the Year 2000. This could result in system failures or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We have identified our Year 2000 risk in three components: internal business software; internal non-financial software and imbedded chip technology; and external noncompliance by customers and suppliers. We are in the process of installing an enterprise resource planning system and we currently expect to be in full compliance with our internal financial systems before the Year 2000. However, if, due to unforeseen circumstances, the implementation is not completed on a timely basis, the Year 2000 could have a material impact on our operations. If we are unable to achieve Year 2000 compliance for our major non-financial systems, the Year 2000 could have a material impact on our operations.

     Any failure of third-party networks, systems or services upon which our business depends could have a material adverse impact on our business. We also rely on other systems and services that third parties provide to our customers. As a result, the success of our plan to address Year 2000 issues depends in part on parallel efforts being undertaken by other third parties. We have begun to identify and initiate communications with third parties whose networks, systems or services are critical to our business to determine the status of their Year 2000 compliance. We cannot assure you that all such parties will provide accurate and complete information, or that all their networks, systems or services will achieve full Year 2000 compliance in a timely fashion. In the event that any of our significant customers and suppliers do not successfully and timely achieve Year 2000 compliance, and we are unable to replace them with new customers or alternate suppliers, our business or operations could be adversely affected.

     Although we believe that all of our current products are Year 2000 compliant, we cannot be certain that there will not be claims against us, particularly since we have been in business for over 50 years. The outcome and the costs involved in defending such claims could have an adverse effect on our business. In addition, responding to customer inquiries regarding Year 2000 issues has created a burden on our internal resources.

OUR MANUFACTURING FACILITIES ARE CONCENTRATED IN AN AREA SUSCEPTIBLE TO EARTHQUAKES.

     Our headquarters and most of our manufacturing facilities are concentrated in an area where there is a risk of significant earthquake activity. Substantially all of the production equipment that currently accounts for our revenues, as well as planned additional production equipment, is or will be located in a known earthquake zone. In addition, much of our plant and equipment was built a number of years ago and are not in compliance with current seismic codes. We cannot predict the extent of the damage that our facilities and equipment would suffer in the event of an earthquake or how such damage would affect our business. We currently maintain earthquake insurance in the amount of $20.9 million with a deductible of five percent of insured value. However, we cannot be certain if this type of insurance will be available in the future at reasonable rates, or at all, or if this insurance will be sufficient to cover all damages that we may suffer as a result of an earthquake.

OUR BUSINESS IS SUBJECT TO THE RISKS OF PRODUCT RETURNS, PRODUCT
LIABILITY AND PRODUCT DEFECTS.

     Products as complex and precise as ours frequently contain undetected errors or flaws, especially when first introduced or when new versions are released. The occurrence of errors could result in product returns and other losses to us or to our customers. Some of our products are used in applications that have severe consequences if our products or the products in which our products are incorporated should fail. Such failure also could result in the loss of or delay in market acceptance of our products. Due to the recent introduction of some of our products, we have limited experience with the problems that could arise with these products.

     Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provision contained in our purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. We have not experienced any material product liability claims to date, but the sale and support of our products entails the risk of such claims. In addition, any failure by our products to properly perform could result in claims against us by our customers. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and loss of management time and resources.

OUR MANUFACTURING PROCESSES MAY EXPOSE US TO ENVIRONMENTAL
LIABILITIES.

     We are subject to various federal, state, local and foreign environmental laws and regulations, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. In the past, we have found ground water contamination at our facilities and have had to spend substantial amounts of money to contain and monitor the contamination. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We cannot be certain that environmental claims will not be asserted against us in the future.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON
STOCK.

     The Board of Directors has the authority to issue up to 100,000 shares of preferred stock and to determine the rights, preferences and privileges of those shares without any further vote or action by the stockholders. Of these 100,000 shares, 10,000 shares are currently designated "Series A Preferred Stock" in connection with our stockholders' rights plan described below, and 15,000 shares were designated "Series B Cumulative Convertible Preferred Stock," of which 6,650 shares remain available for future issuance. The rights of the holders of common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting common stock. These include provisions that limit the ability of stockholders to take action by written consent, call special meetings, remove a director for cause, amend the by-laws or approve a merger with another company.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15.0% or more of the corporation's voting stock.

     We have a stockholders' rights plan, commonly referred to as a "poison pill," that makes it difficult, if not impossible, for a person to acquire control of us without the consent of our Board of Directors.

ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

     On February 22, 1999, we agreed to pay $1.8 million in cash and issue an aggregate of 267,285 shares of Common Stock to the Selling Stockholders pursuant to the terms of an Agreement and Plan of Merger among OPKOR Inc. ("OPKOR"), OPKOR Acquisition Corp. ("Acquisition") and us (the "Merger Agreement") in exchange for all of the outstanding shares of OPKOR's common stock. Under the terms of the Merger Agreement, Acquisition, our wholly owned subsidiary, merged into OPKOR resulting in OPKOR becoming our wholly owned subsidiary (the "Merger"). All outstanding options to acquire shares of OPKOR common stock were exercised or cancelled prior to the effective date of the Merger.

     The shares of Common Stock issued to the Selling Stockholders were exempt from registration under the Securities Act. An aggregate of 138,000 of the shares issued to the Selling Stockholders were registered pursuant to our registration statement (Reg. No. 333-76853) filed on Form S-3 on April 22, 1999, as amended by our amendments to the registration statement on Form S-3 filed on May 7, 1999 and May 18, 1999 and the final prospectus filed pursuant to Rule 424(b)(4) dated May 20, 1999. In accordance with the Merger Agreement, we filed the registration statement of which this prospectus is a part to register the remaining 129,285 of those shares of Common Stock issued pursuant to the Merger (the "Shares").

                           USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders, but we have agreed to bear certain expenses of registration of those Shares under federal and state securities laws, which we estimate to be $3,516. This Registration Statement is intended to satisfy some of our obligations under the Merger Agreement.

                         SELLING STOCKHOLDERS

     The following table provides certain information concerning the beneficial ownership of our Common Stock by each Selling Stockholder both before and upon completion of the offering described in this prospectus, assuming each Selling Stockholder offers and sells all of its or his/her respective Shares. Selling Stockholders may, however, offer and sell all, or some or none of their Shares. We are unable to determine the exact number of Shares that will actually be sold. The respective donees, pledgees and transferees or other successors in interest of the Selling Stockholders may also sell the Shares listed below as being held by the Selling Stockholders. No Selling
Stockholder will beneficially own one percent or greater of our outstanding Common Stock upon the sale of their Shares offered hereby.
In the past three years, none of the Selling Stockholders has had a material relationship with OCLI, except that certain Selling
Stockholders have become non-officer employees of OPKOR or OCLI after the Merger.
                        BENEFICIAL      % PRIOR
                        OWNERSHIP PRIOR TO THE                   BENEFICIAL
                        TO OFFERING(1)  OFFERING(2) OFFERED      THE OFFERING
                        -------------   ---------  ------------- -----------
NAME                    # OF SHARES       %        # OF SHARES   # OF SHARES
-----------------------------------------------------------------------------
Charles R. Gardner          40,000        *          40,000            0
Richard L. Mulchay          37,411        *          37,411            0
Claude Tribastone           37,411        *          37,411            0
Rexford R. Fisher, Sr.       4,258        *           4,258            0
New York State Science
 & Tech Foundation           2,023        *           2,023            0
David F. Howard              1,795        *           1,795            0
Richard S. and
  Molly R. Ives              1,000        *           1,000            0
Michael Missig                 898        *             898            0
Andrea L. Messina              898        *             898            0
HLM Family Fund                898        *             748            0
Annie Fisher                   895        *             895            0
Paul R. Messina                750        *             750            0
Steven Messina                 748        *             748            0
Lewis H. Mariotti              722        *             722            0
Michael H. Messina             688        *             688            0
 .  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options currently exercisable, or exercisable within 60 days of August 31, 1999, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Percentage of 14,160,066 shares of voting Common Stock based on shares outstanding as of August 31, 1999.

                         PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the Selling Stockholders of up to 129,285 shares of Common Stock issued in connection with the Merger. This prospectus has been prepared in connection with registering the Shares in accordance with the terms of the Merger Agreement to allow for sales of Shares by the Selling Stockholders to the public. While we have registered the Shares for sale pursuant to the terms of the Merger Agreement, the Selling Stockholders will act independently of OCLI in making any decisions with respect to the timing, manner and size of any sale, and registration of the Shares does not necessarily mean that any of such Shares will be offered and sold by the Selling Stockholders. We will not receive any proceeds from the sale of Shares by the Selling Stockholders.

     The Shares may be sold from time to time directly by any of the Selling Stockholders, or donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the Selling Stockholders or Transferees may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders or Transferees and/or the purchasers of Shares for whom they may act as agent. The Selling Stockholders or Transferees and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

     The manner of sale of any Shares may take one or more of the following forms:

 .        block transactions in which a broker-dealer may sell all or a portion of the Shares either as agent or as principal in order to facilitate the block transaction;

 .        purchases by a broker-dealer as principal and resale by the same broker-dealer for its own account pursuant to this Prospectus;

 .        ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

 .        sales "at the market" to or through a market maker or into existing trading markets, on an exchange such as Nasdaq Stock
  Market or otherwise; and

 .        transfers in other ways not involving market makers or
  established trading markets, including direct sales to purchasers.

     The Selling Stockholders may also dispose of or transfer the Shares in transactions not involving a sale including by gift, distribution or other transfer.

     In effecting sales, broker-dealers engaged by the Selling
Stockholders may arrange for other broker-dealers to participate. In addition, any Shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We have agreed to pay certain costs and expenses incurred in connection with the registration of the Shares, but the Selling
Stockholders are responsible for all brokerage commissions, income and transfer taxes and others charges incurred in connection with the offer and sale of the Shares.


                            LEGAL MATTERS

     For the purposes of this offering, Collette & Erickson LLP, San Francisco, California, is giving its opinion on the validity of issuance of the Shares. A partner of Collette & Erickson LLP owns 18,883 shares of Common Stock.

                               EXPERTS

     The financial statements of OCLI and its consolidated subsidiaries and related financial statement schedule as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998, except for Flex Products, Inc., a consolidated subsidiary, as of October 31, 1997 and for each of the two years in the period ended October 31, 1997, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, as stated in their reports, which are incorporated by reference herein.

     The financial statements of Flex Products, Inc., not included herein, as of November 2, 1997 and for each of the two years in the period ended November 2, 1997 have been audited by KPMG LLP, as stated in their report, such report being incorporated by reference herein. The financial statements of OCLI and its consolidated subsidiaries have been included in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

     With respect to the unaudited interim financial information for the three-month periods ended January 31 and April 30, 1999 and 1998 which is included and incorporated by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in OCLI's Quarterly Reports on Form 10-Q for the quarters ended January 31, 1999, April 30, 1999 and July 31, 1999, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                               PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by OCLI in connection with the offering described in this Registration Statement. OCLI will bear no expenses in connection with any sale or other distribution by the Selling Stockholders of the Shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. All amounts set forth in the following table are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq Stock Market listing fee.

      Securities and Exchange Commission Fee         $ 3,516
                                                      ------
      NASD filing fee                                      0
                                                      ------
      Nasdaq National Market listing fee                   0
                                                      ------
      Legal Fees and Expenses                          5,000
                                                      ------
      Accounting Fees and Expenses                     2,000
                                                      ------
      Miscellaneous expenses                               0
                                                      ------
      TOTAL                                          $10,516
                                                      ------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The indemnification and liability of the our directors and officers are governed by Delaware law.

     Under Section 145 of the General Corporation Law of the State of Delaware, corporations have broad powers to indemnify their directors and officers against liabilities that may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Delaware law also permits corporations to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach or alleged breach of directors' fiduciary "duty of care." While Delaware law does not eliminate the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. These provisions have no effect on director's liability for (1) breach of the director's duty of loyalty, (2) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (3) a corporation's illegal payment of dividends, (4) approval of any transaction from which the director derives an improper personal benefit, or (5) on claims arising under other laws, such as the federal securities laws.

     In connection with the our reincorporation in Delaware in November 1987, we included in our Certificate of Incorporation a provision limiting directors' liability to the greatest extent permitted by Delaware corporate law. In addition, our Certificate of Incorporation and our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, including circumstances in which indemnification is otherwise discretionary. We submitted these charter and Bylaw provisions to our stockholders, who approved them in March 1987.

     In addition, we have entered into separate Indemnification Agreements with our directors and officers to the full extent permitted by applicable law and our Certificate of Incorporation. The general effect of the indemnification provisions of the Bylaws and the Indemnification Agreements is to require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (provided the officer or director acted in good faith and in a manner he or she believed to be in or not opposed to our best interests and, with respect to a criminal proceeding, provided he or she had no reasonable cause to believe that the conduct was unlawful), and to advance their expenses (including attorneys' fees) incurred as a result of any proceeding against them as to which they could be indemnified. We believe that our charter and Bylaw provisions and the separate indemnification Agreements are necessary to attract and retain qualified persons as directors and officers.

     At present, we are not aware of any threatened litigation or proceeding which could result in a claim for indemnification by any director or officer.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                            EXHIBIT
------  ------------------------------------------------------------



4.1 Restated Certificate of Incorporation. Incorporated by reference to Exhibit (4)(a) of the Registrant's Form 10-Q for the quarter ended July 31, 1988.

4.2 By-Laws. Incorporated by reference to Exhibit (3)(b) of the Registrant's Form 8-K under Item 5 dated November 20, 1987.

4.3 Stockholder Rights Agreement between the Registrant and ChaseMellon Shareholder Services L.L.C. dated December 16, 1997. Incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-K for the year ended October 31, 1997.

5.1*  Opinion and consent of Collette & Erickson LLP.

15*   Letter of Deloitte & Touche LLP regarding Unaudited Interim
      Financial Information.

23.1* Consent of Deloitte & Touche LLP.

23.2* Consent of  KPMG LLP.

23.3* Consent of Counsel  (See Exhibit 5.1, above).

24.1* Power of Attorney (See page 20)

*Not previously filed.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue


                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Rosa, State of California, on the 22nd day of September 1999.

     OPTICAL COATING LABORATORY, INC.



                                          By /s/ CRAIG B. COLLINS
                                             ----------------------------
                                             Craig B. Collins, Vice
                                             President, Finance
                                             and Chief Financial Officer
                                             (Principal Financial Officer)



                          POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears above or below hereby appoints John V. Erickson, Joseph C. Zils, Craig B. Collins, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign and file any and all amendments to this Registration Statement under the Securities Act of 1933, and all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 SIGNATURE                               TITLE                       DATE


                           President, Chief Executive Officer
                                      and Director
/s/Charles J. Abbe           (Principal Executive Officer)  September 22, 1999
------------------------
Charles J. Abbe

                                Vice President, Finance
/s/Craig B. Collins           and Chief Financial Officer   September 22, 1999
------------------------
Craig B. Collins             (Principal Financial Officer)


/s/Holly D. Neal                  Corporate Controller      September 22, 1999
------------------------
Holly D. Neal                (Principal Accounting Officer)


/s/Herbert M. Dwight, Jr       Chairman of the Board        September 22, 1999
-------------------------
Herbert M. Dwight, Jr.


/s/John McCullough                      Director            September 22, 1999
--------------------------
John McCullough


/s/ Douglas C. Chance                   Director            September 22, 1999
--------------------------
Douglas C. Chance


/s/ Shoei Kataoka                       Director            September 22, 1999
------------------------
Shoei Kataoka


/s/Julian Schroeder                     Director            September 22, 1999
--------------------------
Julian Schroeder


/s/Renn Zaphiropoulos                   Director            September 22, 1999
-------------------------
Renn Zaphiropoulos




                          INDEX TO EXHIBITS

EXHIBIT
NUMBER                            EXHIBIT
------  ------------------------------------------------------------

4.1 Restated Certificate of Incorporation. Incorporated by reference to Exhibit (4)(a) of the Registrant's Form 10-Q for the quarter ended July 31, 1988.

4.2 By-Laws. Incorporated by reference to Exhibit (3)(b) of the Registrant's Form 8-K under Item 5 dated November 20, 1987.

4.3 Stockholder Rights Agreement between the Registrant and ChaseMellon Shareholder Services L.L.C. dated December 16, 1997. Incorporated by reference to Exhibit 4.1 of the Registrant's Form 10-K for the year ended October 31, 1997.

5.1*  Opinion and consent of Collette & Erickson LLP.

15*   Letter of Deloitte & Touche LLP regarding Unaudited Interim
      Financial Information.

23.1* Consent of Deloitte & Touche LLP

23.2  Consent of KPMG LLP

23.3* Consent of Counsel  (See Exhibit 5.1, above).

24.1* Power of Attorney (See page 20)

*Not previously filed.